JPMorgan Bond Portfolio.  Effective June 1, 2006 (the “Effective Date”), the
JPMorgan Bond Portfolio (the “Bond Portfolio”) was authorized to invest in securities rated below BB or B, or unrated securities of comparable quality.  To effectuate this change, the prospectus for the Bond Portfolio was amended to provide that up to 25% of the Bond Portfolio’s assets may be invested in securities rated below investment grade or unrated securities of comparable quality.  Also on the Effective
 Date, the Bond Portfolio was authorized to utilize forward foreign currency contracts for non-hedging purposes.  The current prospectus also provides that, in addition to hedging non-dollar investments, the Portfolio may use derivatives including forward foreign currency contracts to increase income and gain to the Portfolio and/or as part of its risk management process by establishing or adjusting exposure to particular foreign securities, markets, or currencies.